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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68179

SEC Mail Processing Section RECEIVED FEB 28 2011 Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Spray Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Salt Spray Drive
(No. and Street)

Laguna Niguel (City) California (State) 92677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Scott (949) 309-1993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 3/1
BB 3/16

OATH OR AFFIRMATION

I, Christopher Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salt Spray Capital, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MIKE INYEUP LEE
Commission # 1818490
Notary Public - California
Orange County
My Comm. Expires Oct 17, 2012

Christopher Scott
Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: dave@davebanerjee.com • ***Web: www.DaveBanerjee.com***

Report of Independent Registered Public Accounting Firm

Christopher D Scott - Owner
Salt Spray Capital
Laguna Niguel, California

We have audited the accompanying statement of financial condition of Salt Spray Capital as of December 31, 2010 and the related statements of operations, changes in Owner's Capital Accounts, and Cash Flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salt Spray Capital as of December 31, 2010 and the results of its operations, owner's capital (deficit) and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Owner, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA An Accountancy Corporation
Woodland Hills, California
February 18, 2011

SALT SPRAY CAPITAL

Statement of Financial Condition
December 31, 2010

ASSETS		
Cash	$	12,025
Other assets		2,188
Total assets	$	14,213
LIABILITIES AND OWNER'S CAPITAL		
Liabilites:		
Accounts Payable	$	1,750
Total liabilities		1,750
Owner's capital		
Capital		23,327
Net loss		(10,864)
Total owner's capital		12,463
Total liabilities and owner's capital	$	14,213

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL

Statement of Income
From September 30, 2009 to December 31, 2010

REVENUE:	0
Total revenue	0
EXPENSES:	
Rent expense	608
Professional fees	6,289
Other operating expenses	3,302
Total expenses	10,199
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(10,199)
PROVISION FOR INCOME TAXES (Note 1)	
Income tax expense	-
NET LOSS	$ (10,199)

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL

Statement of Owner's Capital
From September 30, 2009 to December 31, 2010

		Owner's Capital		Net Loss		Total Ower's Capital
Beginning balance September 30, 2009		0				0
Additions		22,662				22,662
Net Loss				(10,199)		(10,199)
Ending balance December 31, 2010	$	22,662	$	(10,199)	$	12,463

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL.

Statement of Cash Flows
From September 30, 2009 to December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (10,199)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	-
(Increase) decrease in:	
Receivable from SIPC	(150)
Prepaid tax expense	(800)
CRD Account	(695)
Increase (decrease) in:	
Accounts payable	1,750
Credit card	(543)
Total adjustments	(438)
Net cash used in operating activities	(10,637)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital addition	22,662
Net cash provided by investing activities	22,662
Decrease in cash	12,025
Cash - beginning of year	0
Cash - end of year	$ 12,025
Supplemental disclosure of cash flow information	
Interest	$0
Income taxes	$0

SALT SPRAY CAPITAL

Notes to Financial Statements
December 31, 2010

Note 1: SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Salt Spray Capital is a sole proprietorship based in Orange County California, formed by Mr. Christopher Scott, as a $ 5,000 Broker-Dealer, registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The company will conduct business as a private placement broker-dealer acting solely as agent or finder. As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company was approved for business beginning October 2009. The Company is a development state company and expects to earn revenues in 2011 as a sole member limited liability company. It expects to fund regulatory capital from its sole member.

Method of accounting

The Company uses the accrual method of accounting for financial reporting purposes. For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

Use of Estimates

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates. Those estimates and assumptions affect reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2010.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 2: CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $10,275 of which $5,275 was in excess of its required minimum net capital. The Company's aggregate indebtedness $1,750 to net capital was 0.17 at December 31, 2010, which is less than the 8:1 limit, for a company operating for the first twelve months.

Concentrations of Credit Risk:

The Company does not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions and therefore is not exposed to risk.

Note 3: PROVISION FOR TAXES

The company is a Sole Proprietorship in California and is allowed to absorb any gains or losses in the Owner's individual tax return.

Note 4: SUBSEQUENT EVENTS

On August 30, 2010, the owner registered Salt Spray Capital, LLC as a sole member successor organization for the company's business. FINRA approval was received on January 20, 2011. Going forward the Company will conduct business as a limited liability company.

SALT SPRAY CAPITAL

Statement of Net Capital
Schedule I
For the year ended December 31, 2010

	Focus 12/31/10	Audit 12/31/10	Change
Owner's capital, December 31, 2010	$ 11,663	$ 12,463	(800)
Subtract - Non allowable assets:			
Other assets	1,388	2,188	(800)
Tentative net capital	10,275	10,275	-
Haircuts:	0	0	-
NET CAPITAL	10,275	10,275	-
Minimum net capital	5,000	5,000	-
Excess net capital	$5,275	$5,275	$ -
Aggregate indebtedness	1,750	1,750	-
Ratio of aggregate indebtedness to net capital	0.17%	0.17%	

The difference noted between the audit and Focus report was caused by a prepaid tax for the Salt Spray Capital, LLC for December 31, 2010.

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as provided for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: dave@davebanerjee.com • *Web: www.DaveBanerjee.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Christopher D Scott - Owner
Salt Spray Capital
Laguna Niguel, California

In planning and performing our audit of the financial statements of Salt Spray Capital for the year ended December 31, 2010, We considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Salt Spray Capital including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the Owner, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA. An Accountancy Corporation
Woodland Hills, California
February 18, 2011

SALT SPRAY CAPITAL

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

For the year ended December 31, 2010

Prepared by:
Dave Banerjee CPA
An Accountancy Corporation

6301 Owensmouth Avenue,
Suite 750
Woodland Hills, CA 91367

Member AICPA, PCAOB
www.davebanerjee.com
818-657-0288

DAVE BANERJEE, CPA
An Accountancy Corporation
Member AICPA and PCAOB

SALT SPRAY CAPITAL

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